UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

☒    Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2013

☐    Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from        to        .

Commission file number 000-51217

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SEARS HOLDINGS PUERTO RICO SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SEARS HOLDINGS CORPORATION
3333 BEVERLY ROAD
HOFFMAN ESTATES, IL 60179

SEARS HOLDINGS PUERTO RICO SAVINGS PLAN
TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013 AND 2012, AND FOR THE YEARS THEN ENDED:

Statements of Net Assets Available for Benefits	2-3

Statements of Changes in Net Assets Available for Benefits	4-5

Notes to Financial Statements	6-21

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2013:

Appendix A - Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)	A1
NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of Sears Holdings Puerto Rico Savings Plan:
We have audited the accompanying statements of net assets available for benefits of the Sears Holdings Puerto Rico Savings Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ DELOITTE & TOUCHE LLP
Chicago, Illinois
June 30, 2014

SEARS HOLDINGS PUERTO RICO SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2013
(Thousands of dollars)

		Supplementary Information
			Sears
		Participant-	Holdings
		Directed	Stock
ASSETS	Total	Funds	Fund

PLAN INTEREST IN MASTER TRUST AT FAIR VALUE (Note 3):
Investment securities and other, net	$16,898	$15,330	$1,568
Notes receivable from participants	913	913

Total plan interest in master trust at fair value	17,811	16,243	1,568

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	17,811	16,243	1,568

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(96)	(96)

NET ASSETS AVAILABLE FOR BENEFITS	$17,715	$16,147	$1,568

See notes to financial statements.

SEARS HOLDINGS PUERTO RICO SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2012
(Thousands of dollars)

		Supplementary Information
			Sears
		Participant-	Holdings
		Directed	Stock
ASSETS	Total	Funds	Fund

PLAN INTEREST IN MASTER TRUST AT FAIR VALUE (Note 3):
Investment securities and other, net	$16,547	$14,916	$1,631
Notes receivable from participants	776	776

Total plan interest in master trust at fair value	17,323	15,692	1,631

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	17,323	15,692	1,631

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(185)	(185)

NET ASSETS AVAILABLE FOR BENEFITS	$17,138	$15,507	$1,631

See notes to financial statements.

SEARS HOLDINGS PUERTO RICO SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2013
(Thousands of dollars)

		Supplementary Information
			Sears
		Participant-	Holdings
		Directed	Stock
	Total	Funds	Fund

PLAN INTEREST IN MASTER TRUST ACTIVITY (Note 3):
Investment income	$2,673	$2,312	$361
Interest income on notes receivable from participants	34	28	6

Total plan interest in master trust activity	2,707	2,340	367

CONTRIBUTIONS:
Employee	1,530	1,245	285

Total contributions	1,530	1,245	285

WITHDRAWALS	(3,583)	(3,191)	(392)

PLAN INTEREST IN MASTER TRUST ADMINISTRATIVE EXPENSE	(77)	(72)	(5)

NET INCREASE	577	322	255

FUND TRANSFERS		318	(318)

NET ASSETS AVAILABLE FOR BENEFITS:
January 1	17,138	15,507	1,631

December 31	$17,715	$16,147	$1,568

See notes to financial statements.

SEARS HOLDINGS PUERTO RICO SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2012
(Thousands of dollars)

		Supplementary Information
			Sears
		Participant-	Holdings
		Directed	Stock
	Total	Funds	Fund

PLAN INTEREST IN MASTER TRUST ACTIVITY (Note 3):
Investment income	$2,036	$1,257	$779
Interest income on notes receivable from participants	26	20	6

Total plan interest in master trust activity	2,062	1,277	785

CONTRIBUTIONS:
Employee	1,529	1,177	352

Total contributions	1,529	1,177	352

WITHDRAWALS	(2,136)	(1,689)	(447)

PLAN INTEREST IN MASTER TRUST ADMINISTRATIVE EXPENSE	(69)	(64)	(5)

NET INCREASE	1,386	701	685

FUND TRANSFERS		294	(294)

NET ASSETS TRANSFERRED FROM KMART RETIREMENT SAVINGS PLAN FOR PUERTO RICO EMPLOYEES (Note 1)	4,458	4,437	21

NET ASSETS AVAILABLE FOR BENEFITS:
January 1	11,294	10,075	1,219

December 31	$17,138	$15,507	$1,631

See notes to financial statements.

SEARS HOLDINGS PUERTO RICO SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2013 AND 2012

1.	DESCRIPTION OF PLAN
History and Purpose - Sears, Roebuck and Co. (“Sears”) established the Sears Puerto Rico Savings Plan (the “Sears Puerto Rico Plan”) by the execution and adoption of a plan document (the “Plan Document”), dated January 1, 2005. The Sears Puerto Rico Plan was established as a substitute plan for participants of the Sears 401(k) Savings Plan (now known as the Sears Holdings Savings Plan) (the “Sears Plan”) who were (are) employees of Sears, Roebuck de Puerto Rico, Inc. and who reside in the Commonwealth of Puerto Rico. The Plan Document has been amended from time to time, and was fully amended and restated as of December 31, 2011.
Kmart Holding Corporation (“Kmart”) established the Kmart Retirement Plan for Puerto Rico Employees (the “Kmart Puerto Rico Plan”) by the execution and adoption of a plan document (the “Kmart Plan Document”) dated April 1, 2005. The Kmart Puerto Rico Plan was established for the benefit of employees of Kmart who reside in the Commonwealth of Puerto Rico. The Kmart Plan Document was fully amended and restated as of December 31, 2011.
At the close of business on March 31, 2012, the Kmart Puerto Rico Plan and its net assets of $4.458 million were merged with and into the Sears Puerto Rico Plan and the merged plan was renamed the Sears Holdings Puerto Rico Savings Plan (the “Plan”). The following description of the Plan provides only general information. Participants should refer to the Plan Document for complete information.
In March 2005, Sears merged with Kmart Holding Corporation and became a wholly owned subsidiary of Sears Holdings Corporation (the “Company”). Sears continued to sponsor the Sears Puerto Rico Plan through March 31, 2012. At that time, the Company (in the place of Sears) was named as the plan sponsor of the Plan. As of the close of business on March 31, 2012, employers (the “Employers”) under the Plan are certain wholly-owned subsidiaries of the Company as follows: Sears, Roebuck de Puerto Rico, Inc., Kmart Holding Corporation, and Kmart Corporation.
Plan investments are held for safekeeping and commingled for investment purposes with the participating plans under The Sears Holdings 401(k) Savings Plan Master Trust (the “Master Trust”) based on a custodial arrangement between the trustee of this Plan and the trustee of the Master Trust. Through the close of business March 31, 2012, the other participating plans in the Master Trust included the Sears Plan and the Kmart Puerto Rico Plan. Upon the merger of the two Puerto Rico plans at the close of business March 31, 2012, the only other participating plan in the Master Trust became the Sears Plan. Sears was the sponsor of the Master Trust until January 30, 2014 when the Company became the sponsor of the Master Trust.
Administration - The administration of the Plan’s operations is the sole responsibility of the Plan Administrator. The Sears Holdings Corporation Administrative Committee (“Administrative Committee”) is Plan Administrator for all purposes of the Employee Retirement Income Security Act of 1974 (“ERISA”). The members of this committee are employees of Sears Holdings Management Corporation.

Banco Popular de Puerto Rico (“Banco Popular”) has been appointed and serves as trustee of the Plan’s trust (the “PR Trust”). Upon the merger of the Kmart Puerto Rico Plan with and into the Sears Puerto Rico Plan, the Deed of Trust among Sears; Sears, Roebuck de Puerto Rico; and Banco Popular was amended and restated and a Deed of Amendment and Restatement to the Deed of Trust was entered into by the Company; Sears, Roebuck de Puerto Rico; and Banco Popular on March 29, 2012. State Street Bank and Trust Company (“State Street”) serves as the trustee (the “Master Trustee”) for the Master Trust and holds the investments of the Plan under the terms of a trust agreement. State Street is the custodian of the PR Trust. ING Institutional Plan Services (“ING”) served as the Plan’s recordkeeper until April 3, 2012 when Hewitt Associates, LLC (“Aon Hewitt”), a subsidiary of Aon Corporation, became the Plan’s recordkeeper.
The Company, the Administrative Committee, and the Sears Holdings Corporation Investment Committee (“Investment Committee”) (also consisting of employees of Sears Holdings Management Corporation) are the named fiduciaries under the Plan. The Investment Committee has authority relating to the acquisition, retention, and disposition of Plan assets and the appointment, retention, and termination of investment managers. Towers Watson Investment Services, Inc. has been appointed to serve as investment advisor.
Certain expenses incurred in connection with the operation of the Plan are paid from Master Trust assets. Brokers’ commissions and related expenses on transactions in portfolio securities are also paid from Master Trust assets. Compensation to members of the Investment Committee is paid by Sears Holdings Management Corporation, not the Plan or Master Trust.
Eligibility - Through March 31, 2012, a full-time regular or part-time regular employee of Sears who was employed in Puerto Rico, was a Puerto Rico resident, and was on the payroll of Sears Roebuck de Puerto Rico and otherwise who satisfied the definition of eligible employee was eligible for participation in the Sears Puerto Rico Plan on the first day of the third month following the date of hire. Notwithstanding the foregoing, through March 31, 2012, an eligible employee under the Sears Puerto Rico Plan excluded a U.S. employee of Sears transferred to Puerto Rico under the then current expatriate policy of Sears Holdings Corporation.
Each participant of the Sears Puerto Rico Plan and the Kmart Puerto Rico Plan as of the close of business on March 31, 2012 continued as a participant under the Plan as of April 1, 2012. After that date, any other employee of the Employers who satisfies the definition of eligible employee is eligible for participation in the Plan on the first day of the third month following the date of hire.
As of April 1, 2012, an eligible employee under the Plan is any full-time regular or part-time regular employee of one of the Employers who satisfies all the requirements provided in the Plan document including being a resident of Puerto Rico, on the payroll of an Employer, and who principally performs services for an Employer at one or more of the Employer’s various locations in Puerto Rico (which does not include an employee where services are only incidental, minor, or irregular).
Participants’ Contributions and Investment Options - An eligible employee becomes a participant by electing to make contributions to the Plan and properly completing the enrollment process. Except as may be limited by applicable Puerto Rico law, a participant may contribute up to 25 percent of eligible annual compensation on a pre-tax and/or 10 percent on an after-tax basis, provided that in the aggregate a participant’s contributions per payroll period cannot exceed 25 percent of the participant’s eligible annual compensation. Participants turning age 50 or older during a plan year are eligible to make an additional pre-tax “catch-up” contribution up to the applicable Puerto Rico Internal Revenue Code catch-up contribution limit.
Participants may direct that pre-tax and after-tax contributions be invested in any combination of the following investment funds: the Sears Holdings Corporation Stock Fund (“Holdings Stock Fund”), which invests principally in Sears Holdings Corporation stock; the Stable Value Fund; the Bond Fund; the U.S. Bond Index Fund; the S&P 500 Index Fund; the Small-Mid Cap Value Fund; the Small-Mid Cap Growth Fund; the Russell Small-Mid Cap Index Fund; the Large Cap Value Fund; the Large Cap Growth Fund; the International Equity Fund; the Global Equity Index Fund; any of five Target Retirement Funds; and the Self-Managed Brokerage Account (through which a participant may invest in any number of mutual funds, common stock and other investments). Participants are immediately fully vested in their contributions and earnings thereon.
Employer Contributions - Through payroll periods ending January 31, 2009, the Company contribution was fixed at 100 percent of a participant’s pre-tax and/or after-tax contributions up to the first three percent of the participant’s eligible compensation and 50 percent of the pre-tax and/or after-tax contributions the participant makes on the next two percent of eligible compensation. The Plan was amended to suspend the employer matching contribution on any pre-tax or after-tax contributions for payroll periods that end after January 31, 2009, until further amendment of the Plan.
Prior to suspension of matching contributions, the Plan allowed for the Company matching contribution to be made quarterly and to be payable in cash or stock, or a combination of both. If in cash, it was invested based on participants’ pre-tax contribution elections, or after-tax elections if there is no pre-tax election. If in stock, it was invested in the Holdings Stock Fund. Contributions are available for diversification immediately upon deposit.
Prior to the suspension of matching contributions, to be eligible for the Company matching contribution, a participant must have had one year of service and been credited with 1,000 hours of service by that date. All active participants in the Plan are immediately fully vested in the Company matching contribution (other than the discretionary matching contributions described immediately below). Prior to April 1, 2012, the vested status of a participant who terminated employment prior to January 1, 2006 was determined based upon the vesting provisions of the Plan in effect at his or her date of termination. As of April 1, 2012, the plan administrator determined that all account balances of active and inactive participants were fully vested, including matching contributions. Participants should refer to the Plan Document for a more complete description of the Plan’s vesting provisions.
The Plan includes a provision that allows for discretionary matching contributions. Discretionary matching contributions, if any, are subject to a three-year cliff vesting schedule. There were no discretionary matching contributions in 2013 and 2012.
Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, allocation of the Company’s contribution and earnings and losses thereon, and is charged with withdrawals and an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan Document.
Participant Loans - Active participants may borrow from their Plan account up to the lesser of $50,000 or 50 percent of the vested account balance; but not less than $1,000. Effective April 1, 2012, no more than one loan may be outstanding at any one time to any participant. Loans are repaid through payroll deductions over any number of months up to five years (or 15 years for a loan for the initial purchase of a principal residence of the participant). Effective April 1, 2012, the interest rate is the prime rate plus one percent as published on the fifteenth day of the month prior to the date the loan is issued. Prior to April 1, 2012, the interest rate was the prime rate plus one percent as published on the last day of the month prior to the date the loan was issued. Participants should refer to the Plan Document and the Loan Policy for a more complete description of the Plan’s loan provisions.
Withdrawals - Upon termination of employment, a participant is entitled to a complete withdrawal of his or her account balance, determined as of the latest posted valuation preceding the date on which payment is made. Partial in-service withdrawals are permitted in accordance with the withdrawal provisions set forth in the Plan Document and do not terminate participation but are subject to restrictions on participant balances.
Forfeited Accounts - The Plan document permits the use of forfeitures to reinstate previously forfeited balances of rehired employees, pay reasonable expenses of the Plan, or offset future employer contributions. Forfeitures of unclaimed benefits are to be restored to participants or beneficiaries who claim them within the time limits allowed by federal and state (including Puerto Rico) laws for such claims. At both December 31, 2013 and 2012, forfeited nonvested accounts totaled $0. During the years ended December 31, 2013 and 2012, no forfeitures were used to offset employer contributions.
Employer contributions are forfeited if, for example, excess pre-tax contributions that had been matched with employer contributions are discovered, corrected, and returned to participants, and when participants who terminate employment are not fully vested in discretionary matching contributions. In addition, certain unclaimed benefits as defined in the Plan document may, at the sole discretion of the Plan Administrator, be deemed abandoned and treated as forfeitures under the terms of the Plan.
Termination of Participation - Active participation in the Plan ceases after termination of employment. Any participant terminating with account balances in excess of $1,000, who defers distribution of his or her account balances, remains a participant until the participant receives full distribution of his or her account balances.
Amendment, Suspension, or Termination of the Plan - Although it has not expressed any intent to suspend or terminate the Plan, the Board of Directors of the Company may, at its sole discretion, amend, suspend, or terminate the Plan at any time, provided, however, that no amendment, suspension, or termination of the Plan shall have any effect of diverting the assets of the funds to purposes other than the exclusive benefit of participants and their beneficiaries, or the payment of reasonable administrative expenses of the Plan. Further, the Board of Directors of the Company approved the delegation of amendment authority to the Administrative Committee. In the event of the Plan’s termination, each participant’s account balance will be deemed fully vested to the extent not fully vested as of such Plan termination. The assets of the Plan shall be distributed to Plan participants on the basis of their respective interests in the Plan, as soon as practicable, to the extent permitted by the Internal Revenue Code.
ERISA - The Plan is subject to certain provisions of Titles I and II of ERISA relating to reporting and disclosure, participation and vesting, and fiduciary responsibility. The Plan is not subject to the minimum funding standards of Titles I and II and the provisions of Title IV of ERISA, which provide for insurance of benefits payable on Plan termination.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The following are the significant accounting policies followed by the Plan:

Basis of Accounting - The Plan’s financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates - The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Risks and Uncertainties - The Plan provides various investment options to its participants. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.
Master Trust Investment and Income Recognition - Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest income is recorded as earned. Net appreciation includes the Master Trust’s gains and losses on investments bought and sold as well as held during the year.
Common Collective Trusts - The Master Trust’s investment in various common collective trusts is broadly diversified among various market capitalizations, growth and value investment styles, yields, maturities, and market indices. These common collective trusts are primarily invested in publicly traded securities and have a variety of investment asset classes including equity funds, fixed income funds, and balanced funds. The net asset value per share of common collective trusts is determined each business day and all may be redeemed at the net asset value per share at the measurement date without prior notice.
Fully Benefit-Responsive Investment Contracts - The statements of net assets available for benefits present investment contracts at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.
Investments in the Stable Value Fund are valued at fair value and then adjusted to contract value (deposits made, plus interest accrued at the contract rate, less withdrawals and fees) as described above. The Stable Value Fund is invested in three portfolios of bond investments and in liquid assets comprised of U.S. treasury bills, repurchase agreements, and a short-term investment fund. On behalf of the Master Trust, the Stable Value Fund investment manager has entered into four synthetic investment (“wrapper”) contracts with high quality insurance companies and banks (“wrapper providers”) that serve to substantially offset the price fluctuations in the three portfolios of underlying assets caused by movements in interest rates. The wrapper contracts obligate the wrapper providers to maintain the contract value of the portfolios of underlying investments. Contract value is generally equal to the principal amounts invested in the portfolios, plus interest accrued at a crediting rate established under the contract, less any adjustments for withdrawals. Under the terms of the wrapper contracts, gains and losses on the underlying investments are amortized through adjustments to future contract interest crediting rates, which are reset quarterly and which cannot be less than 0%. Primary variables impacting future crediting rates of the Stable Value Fund include the current yield, duration, and existing difference between market and contract value of the underlying assets within the wrap contract. The liquid assets may comprise from 0% to 15% of the Stable Value Fund and provide for daily participant cash flows and expenses. The average yield of the Stable Value Fund for the years ended December 31, 2013 and 2012 was 0.82% and 0.77%, respectively. The crediting interest rate at December 31, 2013 and 2012 was 1.53% and 2.47%, respectively.
Participants may ordinarily direct the withdrawal or transfer of all or a portion of their Stable Value Fund (the “Fund”) investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. Company-initiated events, outside the normal operation of the Plan, may limit the ability of the Fund to transact at contract value. Examples of such events include, but are not limited to, failure of the Plan or its trust to qualify for federal income tax exemption under ERISA; communications given to Plan participants designed to induce them to not invest in the Fund, or to transfer assets out of the Fund; and complete or partial termination of the Plan, or adoption of a competing plan.
Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as withdrawals based on the terms of the Plan document.
Interfund Transactions - All interfund transactions are made at fair value and are eliminated in combination.
Payment of Benefits - Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of participants who have elected to withdraw from the Plan but have not yet been paid at December 31, 2013 and 2012 were $0 and $6,050, respectively.
New Accounting Standards - The accounting standard initially adopted in 2013 is described below.
Disclosures about Offsetting Assets and Liabilities - In December 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-11, Disclosures about Offsetting Assets and Liabilities, which requires disclosures of gross and net information about financial and derivative instruments eligible for offset in the statement of net assets available for benefits or subject to a master netting agreement. In January 2013, the FASB issued ASU No. 2013-01 which narrows the scope of these disclosure requirements to derivatives, securities borrowings, and securities lending transactions that are either offset or subject to a master netting agreement. These updates are effective for reporting periods beginning on or after January 1, 2013. The adoption in 2013 did not materially affect the Plan’s financial statements.

3.	INTEREST IN MASTER TRUST
Certain of the Plan’s investment assets are held in a trust account with the Master Trustee and consist of an undivided interest in an investment account of The Sears Holdings 401(k) Savings Plan Master Trust, a master trust established by Sears on January 1, 2005, and administered by the Master Trustee. Use of the Master Trust permits the commingling of the Plan’s assets with the assets of the other participating plans for investment and administrative purposes. Although assets of all plans are commingled in the Master Trust, the Master Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated daily by the Master Trustee to each participating plan based on the relationship of the interest in each plan to the total of the interests of all participating plans.

Net assets of the Master Trust as of December 31, 2013 and 2012 are summarized as follows:

	December 31
(thousands of dollars)	2013	2012

Assets:
Investments at fair value:
Sears Holdings Corporation common shares*	$62,544	$68,239
Other common and preferred stock	449,490	368,341
Registered investment companies	234,978	196,519
Common/collective trusts	1,534,877	1,396,253
Synthetic investment contracts*	24
Fixed income securities	526,895	782,358
Swaps, options and other	(35)	2
Short-term investments	44,990	62,278
Collective short-term investment fund	168,123	43,361
Participant-directed brokerage accounts	37,069	34,934

Total investments at fair value	3,058,955	2,952,285

Receivables:
Notes receivable from participants	52,442	55,393
Dividend and interest	1,981	2,584
Due from brokers and others	19,894	68,460

Total receivables	74,317	126,437

Cash	3,248	18

Total assets	3,136,520	3,078,740

Liabilities:
Due to brokers and others	32,041	86,352

Total liabilities	32,041	86,352

Net assets in Master Trust at fair value	3,104,479	2,992,388

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(16,830)	(34,365)

Net assets in Master Trust	$3,087,649	$2,958,023

Plan’s interest in Master Trust net assets	$17,715	$17,138

Plan's percentage interest in Master Trust net assets	0.6%	0.6%

* Party-in-interest

The Plan’s interest in Master Trust net assets of $17.7 million and $17.1 million exceeds five percent of the Plan’s net assets available for benefits as of December 31, 2013 and 2012, respectively.
The Master Trust’s investments at fair value that exceed five percent of Master Trust net assets as of December 31, 2013 and 2012 are as follows:

	2013		2012
(thousands of dollars)	Dollars	Percent of Net Assets	Dollars	Percent of Net Assets

State Street Bank and Trust Company:
SSgA Target Retirement 2020 Non-Lending Series Fund*	$445,410	14.4%	$444,665	15.1%
S&P 500 Index Non-Lending Series Fund*	440,111	14.3%	366,330	12.4%
SSgA Target Retirement 2030 Non-Lending Series Fund*	222,996	7.2%	196,555	6.7%
Government STIF 8*	168,123	5.4%
SSgA Target Retirement 2010 Non-Lending Series Fund*			166,434	5.6%

* Party-in-interest
Investments whose fair value was determined based on quoted market prices include Sears Holdings Corporation common shares, other common and preferred stock, registered investment companies,options and the participant-directed brokerage accounts. Investments whose fair value was estimated include common stock purchased in a private placement (See Note 4); common/collective trusts; synthetic investment contracts; fixed income securities; swaps and other; short-term investments; and collective short-term investment funds.

The net investment earnings (loss) of the Master Trust for the years ended December 31, 2013 and 2012 are summarized below:

(thousands of dollars)	2013	2012

Dividend, interest and other income	$29,238	$42,690

Net appreciation (depreciation) in fair value of investments:
Sears Holdings Corporation common shares*	14,375	27,024
Other common and preferred stock	142,282	54,357
Registered investment companies	59,150	34,567
Common/collective trusts	247,810	179,900
Corporate notes and bonds	(373)	2,419
Government-backed and government agency bonds	(1,682)	1,376
Government notes and bonds	(4,007)	903
Foreign and yankee bonds	(107)	1,278
Swaps, options, futures and other	297	109
Short-term investments		11
Participant-directed brokerage accounts	5,223	3,628

Net appreciation (depreciation) in fair value of investments	462,968	305,572

Investment income of Master Trust	492,206	348,262

Interest income on notes receivable from participants	2,129	2,311

Total Master Trust activity	$494,335	$350,573

Plan’s interest in Master Trust activity	$2,707	$2,062

* Party-in-interest
The investments whose net appreciation (depreciation) in fair value was determined based on quoted market prices include Sears Holdings Corporation common shares, other common and preferred stock, registered investment companies, and participant-directed brokerage accounts. The investments whose net appreciation (depreciation) in fair value was estimated include common stock purchased in a private placement (see Note 4); common/collective trusts; fixed income securities; swaps, options and other; and short-term investments.

4.	FAIR VALUE MEASUREMENTS
We determine fair value of the underlying investments in the Master Trust based on a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy and the Plan’s methodology for determining the fair value of the underlying investments in the Master Trust are described as follows:

Level 1 inputs: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market for the asset or liability is one in which transactions for the asset or liability occur with sufficient frequency and volume to provide ongoing price information.
Common and preferred stocks, registered investment companies (mutual funds), and options are actively traded and valued using quoted market prices. Participant-directed brokerage accounts are mainly comprised of these types of investments, and as a result, are classified as Level 1.
Level 2 inputs: Inputs other than quoted market prices included in Level 1 that are observable, either directly or indirectly, for the asset or liability. Level 2 inputs include, but are not limited to, quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets in markets that are not active, and inputs other than quoted market prices that are observable for the asset or liability, such as interest rate curves and yield curves observable at commonly quoted intervals, volatilities, credit risk, and default rates.
Common collective trusts are portfolios of underlying assets held by investment managers and are valued at the unit value reported by the investment managers as of the end of each period presented. Corporate bonds, asset and mortgage-backed securities, U.S. government treasury and agency notes and bonds, and other debt securities are valued using quoted market prices. These securities do not trade with sufficient frequency and volume, however, and therefore their prices are considered a Level 2 input.
Level 3 inputs: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
Equity securities assigned to Level 3 were purchased in a private placement with valuations updated based on subsequent transactions between institutional investors. The fair value of synthetic investment contracts is estimated to be the difference between the current cost and replacement cost of the wrap contracts, discounted using market yields over the term of the investment. At December 31, 2012, the Master Trust’s synthetic investment contracts had no value. The underlying investments in the synthetic investment contracts are assigned a fair value hierarchy based on the level of input of each individual investment.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
The Plan’s policy is to recognize transfers between levels at the end of the reporting period.

The following tables set forth by level within the fair value hierarchy the Master Trust investment assets at fair value on a recurring basis, as of December 31, 2013 and 2012.

	Investment Assets at Fair Value as of December 31, 2013
(thousands of dollars)	Level 1	Level 2	Level 3	Total

Equity securities:
Sears Holdings Corporation common shares	$62,544	$	$	$62,544
U.S. companies	411,869		9	411,878
International companies	37,612			37,612
Registered investment companies	234,978			234,978
Common/collective trusts		1,534,877		1,534,877
Synthetic investment contracts			24	24
Fixed income securities:
Corporate notes and bonds		62,446		62,446
Mortgage and asset backed debt securities		65,766		65,766
Government-backed and agency bonds		118,668		118,668
Government notes and bonds		251,167		251,167
Other debt securities		28,848		28,848
Swaps, options and other	(35)			(35)
Short-term investments		44,990		44,990
Collective short-term investment fund		168,123		168,123
Participant-directed brokerage account	37,069			37,069

Total investment assets at fair value	$784,037	$2,274,885	$33	$3,058,955

	Investment Assets at Fair Value as of December 31, 2012
(thousands of dollars)	Level 1	Level 2	Level 3	Total

Equity securities:
Sears Holdings Corporation common shares	$68,239	$	$	$68,239
U.S. companies	331,217		26	331,243
International companies	37,098			37,098
Registered investment companies	196,519			196,519
Common/collective trusts		1,396,253		1,396,253
Fixed income securities:
Corporate notes and bonds		93,045		93,045
Mortgage and asset backed debt securities		83,387		83,387
Government-backed and agency bonds		172,128		172,128
Government notes and bonds		391,547		391,547
Other debt securities		42,251		42,251
Swaps, options and other		2		2
Short-term investments		62,278		62,278
Collective short-term investment fund		43,361		43,361
Participant-directed brokerage account	34,934			34,934

Total investment assets at fair value	$668,007	$2,284,252	$26	$2,952,285

In 2012, one security purchased in 2011 in a private placement became publicly traded and was transferred out of Level 3 to Level 1. Additionally, one security purchased in a private placement in 2011 and reported incorrectly at December 31, 2011 was transferred from Level 1 to Level 3 in 2012. There were no transfers into or out of Level 2 in 2012. There were no transfers into or out of Levels 1, 2 or 3 in the fair value hierarchy for the year ended December 31, 2013.

The table below sets forth a summary of changes in the fair value of the Master Trust’s Level 3 investment assets for the years ended December 31, 2012 and 2013.

	Changes in Fair Value of Level 3 Investment Assets
		Synthetic
	Equity	Investment
(thousands of dollars)	Securities	Contracts	Total

Balance, January 1, 2012	$1,525	$—	$1,525
Plan year 2012 changes:
Realized losses	(69)		(69)
Unrealized losses	(204)		(204)
Purchases	808		808
Sales	(1,112)		(1,112)
Transfers in to Level 3	26		26
Transfers out of Level 3	(948)		(948)

Balance, December 31, 2012	26	—	26
Plan year 2013 changes:
Unrealized gains (losses)	(17)	24	7

Balance, December 31, 2013	$9	$24	$33
The amount of gains or losses for the period included in changes in net assets which is attributable to the change in unrealized gains or losses of Level 3 assets still held at December 31 is as follows:

Synthetic
	Equity	Investment
(thousands of dollars)	Securities	Contracts	Total

For the year ended December 31, 2012	$—	$—	$—
For the year ended December 31, 2013	(17)	24	7

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain Master Trust investments are shares of common collective trusts managed by State Street Bank and Trust Company (“State Street”) and a synthetic investment contract issued and guaranteed by State Street (see Note 2). State Street is the trustee as defined by the Plan and, therefore, transactions with State Street qualify as party-in-interest transactions. Fees for State Street investment management services for the collective short-term investment fund are offset against investment income. Fees incurred by the Master Trust for investment management services for the other State Street common collective trusts and for the interest rate guarantee on the synthetic investment contract were $1.5 million for each of the years ended December 31, 2013 and 2012.
The Master Trust holds a synthetic investment contract issued and guaranteed by ING Life Insurance and Annuity Company (“ING Life”) (see Note 2), which is related to the Plan’s recordkeeper (until April 3, 2012) through its parent, ING Group. Fees paid to ING Life were $0.2 million for the year ended December 31, 2012.
The Master Trust holds shares of common stock of the Company. At December 31, 2013 and 2012, the Master Trust held 1,275,371 shares with a fair value of $62.5 million and a cost basis of $92.1 million and 1,649,880 shares with a fair value of $68.2 million and a cost basis of $126.4 million, respectively. Holdings has not paid cash dividends on its common stock since inception.

6.	INCOME TAXES
The Sears Puerto Rico Plan was established for employees of Sears, Roebuck de Puerto Rico, Inc. who reside in the Commonwealth of Puerto Rico. The Department of Treasury of the Commonwealth of Puerto Rico (“Puerto Rico Department of Treasury”) has determined and informed Sears by a letter dated January 19, 2011 that the Sears Puerto Rico Plan, as established January 1, 2005, as then designed and as amended prior to December 31, 2009, was in compliance with Section 1165(a) of the Puerto Rico Internal Revenue Code of 1994, and by a letter dated January 25, 2011 that the Sears Puerto Rico Plan, as amended and restated effective December 31, 2009 was in compliance with Section 1165(a) of the Puerto Rico Internal Revenue Code of 1994. Three amendments to the Sears Puerto Rico Plan have also been issued favorable decisions by the Puerto Rico Department of Treasury.
The Kmart Puerto Rico Plan was established for employees of Kmart who performed services at Kmart locations in Puerto Rico. The Puerto Rico Department of Treasury determined and informed Kmart by a letter dated January 17, 2006 that the Kmart Puerto Rico Plan, as then designed, was in compliance with Section 1165(a) of the Puerto Rico Internal Revenue Code of 1994. The Kmart Puerto Rico Plan was fully amended and restated effective October 1, 2008 and the Puerto Rico Department of Treasury confirmed the Kmart Puerto Rico Plan’s ongoing compliance with the Puerto Rico Internal Revenue code by a favorable determination letter dated September 10, 2010. The Kmart Puerto Rico Plan was thereafter further amended and the four amendments to the October 1, 2008 Plan were also issued favorable decisions by the Puerto Rico Department of Treasury.
The Sears Puerto Rico Plan and the Kmart Puerto Rico Plan were each fully amended and restated as of December 31, 2011. These amended and restated plans (and subsequent amendments) were submitted to the Puerto Rico Department of Treasury for updated favorable decision letters on April 15, 2014.
At the close of business March 31, 2012, the Kmart Puerto Rico Plan, as fully amended and restated as of December 31, 2011, was merged with and into the Sears Puerto Rico Plan, which Plan was amended and restated forming the Sears Holdings Puerto Rico Savings Plan (the “Plan”) (See Note 1). The Plan and each of its two subsequent amendments also were submitted to the Puerto Rico Department of Treasury for favorable decision letters on April 15, 2014.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Puerto Rico Department of Treasury. The Plan Administrator, with the assistance of in-house and outside counsel, has analyzed the tax positions taken by the Plan and Sears Puerto Rico Plan and concluded that as of December 31, 2013 and 2012, respectively, there were no uncertain tax positions taken or expected to be taken that required recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are no audits for any tax periods in progress.
The Plan Administrator and the Plan’s Benefits Counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Puerto Rico Internal Revenue Code of 1994, and consequently is exempt from local taxes; therefore, no provision for taxes has been provided for in the Plan’s financial statements. In 2008, the Plan Administrator identified certain insignificant errors in the operation of the hardship withdrawal provision, which were corrected. The Plan Administrator engaged Puerto Rico benefits counsel to prepare a closing agreement for submission to the Puerto Rico Department of Treasury. The draft closing agreement was presented to and preliminarily agreed to by the Puerto Rico Treasury Department, but they could not finalize a closing agreement because of the issuance of a new Puerto Rico tax code and regulations.  The final closing agreement was presented to the Puerto Rico Department of Treasury for execution on June 14, 2012, but the final document was not executed until June 28, 2013. In 2013, the Plan Administrator identified certain insignificant errors in the operation of the Plan following the conversion of recordkeepers, which the Plan Administrator has resolved or is working to resolve in accordance with applicable Puerto Rico tax laws and regulations.

7.	DERIVATIVE FINANCIAL INSTRUMENTS
Derivative financial instruments are used by the Master Trust’s Bond Fund investment manager as follows:
Foreign Currency Exchange Contracts - Periodically, the Master Trust enters into forward contracts to purchase and sell foreign currencies in the normal course of its investing activities to manage the currency exposure associated with the Master Trust’s foreign equity and fixed income investments. The terms of the contracts generally do not exceed one year. The credit risk associated with these contracts is minimal as they are entered into with a limited number of highly rated counterparties.
When held, the Master Trust reflects the fair value of all forward contracts as an asset or liability in its statements of net assets. The fair values associated with the foreign currency contracts are estimated by valuing the net position of the contracts using the applicable spot rates and forward rates as of the reporting date. In the financial statements of the Master Trust, forward contracts to purchase foreign currency are shown as currency contract receivables and forward contracts to sell foreign currency are shown as currency contract payables. Changes in fair value are accounted for as net appreciation (depreciation) in fair value of investments.
At December 31, 2013 and 2012, the Master Trust held no currency contract receivables or payables.
Futures Contracts - The Master Trust enters into futures contracts in the normal course of its investing activities to manage market risk associated with fixed income investments and to achieve overall investment portfolio objectives. These contracts involve elements of market risk in excess of amounts recognized in the statements of net assets available for benefits. The credit risk associated with these contracts is minimal as they are traded on organized exchanges and settled daily.
During 2013 and 2012, the Master Trust was a party to futures contracts held for trading purposes for U.S. Treasury Bonds and Notes, Eurodollars, and interest rate swaps. Upon entering into a futures contract, the Master Trust is required to deposit either in cash or securities an amount (“initial margin”) equal to a certain percentage of the nominal value of the contract. Subsequent payments are then made or received by the Master Trust, depending on the daily fluctuation in the value of the underlying contracts. U.S. Treasury Bonds and cash owned and included in the investments of the Master Trust with values of $0.3 million and $0.1 million at December 31, 2013 and 2012, respectively, were pledged to the counterparties as collateral on the futures contracts.
The Master Trust had futures contracts to purchase (sell) with notional amounts of $130.7 million and ($15.8 million) at December 31, 2013 and 2012, respectively. At December 31, 2013, the Master Trust had futures contracts to (sell) purchase U.S. Treasury Bonds and Eurodollars of ($0.3 million) and $131.0 million, respectively. At December 31, 2012, the Master Trust had futures contracts to sell U.S. Treasury Notes of $15.8 million. Notional amounts do not quantify risk or represent assets or liabilities of the Master Trust, but are used in the calculation of cash settlements under the contracts.
The fair value of the futures contracts in the Master Trust is $0 at December 31, 2013 and 2012, respectively, as settlements are completed by cash daily. Changes in fair value are accounted for as net appreciation (depreciation) in fair value of investments.
Credit Default and Interest Rate Swaps - The Master Trust enters into credit default and interest rate swaps to hedge its exposure to certain fixed income investments, as well as to synthetically replicate the returns of certain fixed income investments. A credit default swap is a contract that involves the payment or receipt of an annual default premium for a specific issuer of corporate bonds and requires the party receiving the premium to pay the notional value of the corporate bonds if the issuer defaults. An interest rate swap is a contract in which each counterparty concurrently agrees to pay the other interest at either a predetermined fixed or floating rate on the same notional principal on specific dates for a specific period of time. No principal payments are made in standard interest rate swaps. Swap contracts are entered into directly between the parties and consequently involve counterparty credit risk. The investment manager’s policy is to execute swaps only with counterparties whose credit rating is A+ or better.
At December 31, 2013 and 2012, the Master Trust held no credit default swaps.
At December 31, 2013, the Master Trust held no interest rate swaps. At December 31, 2012, the Master Trust held interest rate swaps with notional values of $0.4 million to receive a floating rate of interest based on a three-month LIBOR index in exchange for payment of a fixed rate of interest.
At December 31, 2012, cash owned and included in the investments of the Master Trust with a value of $21,000 was pledged as collateral to the Master Trust’s brokers as performance security on interest rate swaps.
Changes in the fair value of credit default and interest rate swaps are accounted for as net appreciation (depreciation) in the fair value of assets.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2013 and 2012:

	December 31
(thousands of dollars)	2013	2012

Net assets available for benefits per the financial statements	$17,715	$17,138
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	96	185

Net assets available for benefits at fair value per Form 5500	$17,811	$17,323
The following is a reconciliation of the increase in net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2013 and 2012:

(thousands of dollars)	2013	2012

Net increase in net assets available for benefits per the financial statements	$577	$5,844
Adjustment from contract value to fair value for fully benefit-responsive investment contracts:
Current year	96	185
Prior year reversal	(185)	(124)

Net increase per Form 5500	$488	$5,905

9.	SUBSEQUENT EVENTS
The Master Trust Agreement was fully amended and restated effective as of January 30, 2014. Effective as of that date, the Master Trust was renamed as the Sears Holdings Savings Plan Master Trust and the Company (in the place of Sears) was named as its sponsor, as noted in Note 1. State Street Bank and Trust Company continues as the trustee of the Master Trust.
******

APPENDIX A
Schedule of Assets (Held at End of Year)

SEARS HOLDINGS PUERTO RICO SAVINGS PLAN		APPENDIX A
(EIN: 20-1920798/PN: 003)

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FORM 5500 SCHEDULE H, Part IV, Line 4i
December 31, 2013

Identity of Issuer, Borrower,		Current
or Similar Party	Description of Investment	Value

* PARTICIPANT LOANS	Participant loans earning interest from
	4.25% to 9.25%, maturing from 2014 - 2018	$912,599

This schedule does not include all the Plan’s investments in the Sears Holdings 401(k) Savings
Plan Master Trust

Note: Cost information is not required for participant-directed investments and is, therefore, not included.

* Sponsored by a party-in-interest.

A1

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SEARS HOLDINGS PUERTO RICO SAVINGS PLAN
By:	Sears Holdings Corporation Administrative
Committee, Plan Administrator

By:	/s/ Robert A. Riecker
Robert A. Riecker Member of Administrative Committee and Vice President, Controller and Chief Accounting Officer of Sears Holdings Corporation

Date: June 30, 2014

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm.

E-1